

September 30, 2024

Gerard Stascausky
Managing Director
Iron Bridge Mortgage Fund, LLC
9755 SW Barnes Road, Suite 420
Portland, OR 97225

      Re: Iron Bridge Mortgage Fund, LLC
           Offering Statement on Form 1-A
           Post-Qualification Amendment No. 3
           Filed September 3, 2024
           File No. 024-11984

Dear Gerard Stascausky:

We have reviewed your amendment and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

<u>Post-Qualification Amendment No. 3 to Offering Statement on Form 1-A filed September 3, 2024</u>
<u>Cover Page</u>

1.   We note that you have not designated a fixed amount of units across the various classes you intend to qualify in this amendment. Please revise your cover page to fix the volume of securities you intend to qualify in each class and the amount allocated to the distribution reinvestment plan. Please also remove the following statement that "[you] reserve the right to reallocate the Units [you] are offering between the primary offering and [y]our distribution reinvestment plan." See Rule 253(b)(4) of Regulation A.

2.   We note your statement that "the amount of each class of Units to be offered at any given time will be determined by the Company's Manager in its discretion, based on market conditions and targeted cost of capital." We also note the disclosure in the summary regarding the limitations in the Third Amended Operating Agreement relating to the Company's ability to issue additional Class C Units or Class D Units. Please provide

us with your analysis regarding whether your offering should be considered an impermissible delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

3. We note the disclosure on page 3 and elsewhere in the offering circular that "the reinvestment of distributions by a Member in additional Units shall be at a purchase price equal to the fair market value of such Unit at the time of such reinvestment, as determined by the Manager in its sole discretion." This would appear to be an at-the-market offering, which is not permitted under Regulation A. See Rule 251(d)(3)(ii) of Regulation A. Please revise or advise.

4. Please briefly identify the material risks involved in purchasing your securities, including the lack of transferability and liquidity, as required by Section 1.D of Guide 5. Refer to Item 7(c) of Part II of Form 1-A for the applicability of Guide 5 to Form 1-A.

Distribution Reinvestment, page 3

5. We note your distribution reinvestment plan. Please revise to clarify how your activities will be done in compliance with Regulation A; for example, please ensure that your analysis and disclosure reflects: (i) confirmation that the distribution reinvestment plan securities are being offering pursuant to Rule 251(d)(3)(i)(B); (ii) confirmation that you will provide investors with a hyperlink to the current offering circular in connection with and at the time of any distribution reinvestment (refer to Rule 251(d)(1)(iii)); (iii) how you will comply with the investment limitations and qualifications for purchaser status set forth in Rule 251(d)(2)(i)(C) with respect to any securities purchased through your distribution reinvestment plan; and (iv) how you will ensure you are eligible to offer and sell securities pursuant to Regulation A at the time of such sales.

Redemption Rights, page 6

6. We note your disclosure that any member may submit a written request for redemption of their units. We further note your risk factor disclosure on page 8 regarding the company's ability to suspend redemption rights in certain circumstances. Please disclose how many redemption requests have been received and whether the company has been able to fulfill all requests made to date. To the extent it has not, please disclose the percentage of redemption requests fulfilled as of the most recent practicable date. Refer to Disclosure Guidance Topic No. 6.

Business
Portfolio Loan Characteristics
Borrowers, page 33

7. We note your disclosure that many of the company's portfolio borrowers are one to three member teams who join to form a company and take title to projects in the company name. Please expand your underwriting disclosure to discuss how the company evaluates these one to three member team companies when conducting criminal background checks, ordering credit reports, and evaluating liquidity. Please also discuss in greater detail the credit criteria used in assessing borrowers and provide clearer disclosure of the credit quality of the loans in your portfolio.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 46</u>

8.   We note your statements on pages 47 and 55 indicating that lending to only the highest quality borrowers has been a tenet of your risk mitigation strategy in light of the ongoing economic uncertainty regarding interest rates. Please explain the characteristics of a highest quality borrower, as we further note your risk factor disclosure on page 17 that the company may invest in portfolio loans with borrowers who will not be required to meet the high credit standards of mortgage lenders.

<u>Interest of Management and Others in Certain Transactions, page 59</u>

9.   Please provide the fees paid to the Manager for the last two completed fiscal years and the current fiscal year, as required by Item 13 of Part II of Form 1-A. Please also revise the summary to clearly disclose the Manager fees.

<u>Redemption of Units, page 64</u>

10.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share redemptions, including Regulation 14E, which would apply to any tender offer for securities issued pursuant to the Regulation A exemption. To the extent you have questions about the tender offer rules, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

11.   We note that you may conduct the share redemption program during the offering period of the shares being qualified in this offering circular. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share redemption program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading and Markets.

<u>Plan of Distribution, page 71</u>

12.   We note your disclosure that the Manager may waive the minimum investment requirement of $50,000 in its sole discretion. Please explain the factors that the Manager will consider when deciding whether to waive the minimum investment requirement and how investors will be informed of the decision to waive such requirement.

<u>Subscription Procedures, page 73</u>

13.   Please revise to expand your disclosure regarding the process of accepting and rejecting subscriptions, including how the company will communicate its decision to accept or reject a subscription, the factors involved in the decision-making process, and the timeframe for accepting or rejecting a subscription.

<u>Signatures, page 87</u>

14.   Please provide the signature of your principal financial officer and principal accounting officer. Refer to Instruction 1 to Signatures of Form 1-A.

Exhibits

15.   We note that Section 15.16 of your Third Amended and Restated Operating Agreement incorporated by reference as Exhibit 2.2 identifies the courts of the State of Oregon for Multnomah County or the United States federal courts for the District of Oregon (Portland, Oregon) as the exclusive forum for any legal action or proceeding with respect to the operating agreement. Please revise Section 15.16 to clearly state whether this provision applies to claims under the U.S. federal securities laws. In this regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. In addition, please revise the Description of Units section of your offering circular to describe this exclusive forum provision and whether it applies to any claims brought under the federal securities laws. In addition, if the provision applies to Securities Act claims, please state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Lastly, please revise your offering circular to provide risk factor disclosure highlighting the risk to investors from the exclusive forum provision, including, but not limited to, increased costs associated with bringing a claim and uncertainty regarding the enforceability of the provision.

16.   We note that Section 15.19 of your Third Amended and Restated Operating Agreement is a waiver of the right to a jury trial. Please revise the agreement to clarify whether the waiver of the right to a jury trial applies to claims made under the federal securities laws. In addition, please revise your offering circular to include disclosure about this provision and its applicability to the federal securities laws.

17.   We note that the legality opinion states the units being offered pursuant to this offering circular will be non-assessable, except as otherwise set forth in the Company's Third Amended and Restated Operating Agreement, as the same may be amended from time to time, which may require future payments as prescribed therein. Please revise the offering circular to clearly describe the possibility of future payments or obligations, including potential risks to investors. For guidance, see Section II.B.1.b of Staff Legal Bulletin No. 19.

General

18.   We note the following disclosure on your website. Please reconcile each of these statements with your statement in your offering circular that pursuant to your Third Amended and Restated Operating Agreement, each Class A, Class C, and Class D member is automatically treated as having elected to reinvest all distributions.

  •   In the Frequently Asked Questions section, in response to the question "Can I reinvest my monthly profit distributions and what returns can I expect?" The response: "Class D Equity investors may elect to have their monthly profit distributions (A) sent to them in cash via electronic ACH transfer, or (B) reinvested into additional Class D Units. Class D Equity investors who choose monthly reinvestment will benefit from compounding monthly returns and an increased annualized yield."

- "Investments are redeemable with 30 days notice and provide monthly profits distributions or optional reinvestment, allowing for maximum flexibility."

19.   We note that your website does not appear to provide a hyperlink to the offering circular, although it is referenced on the "Ready to Invest?" page where potential investors are asked to provide their information, in addition to a proposed investment amount and date. Please revise to provide the appropriate hyperlink on your website to the latest offering circular in compliance with Rule 255(b) of Regulation A.

20.   Please provide a detailed legal analysis addressing the following considerations under the Investment Company Act of 1940 (the "Investment Company Act"):

- Please provide a comprehensive, detailed legal analysis regarding whether the Company (and its subsidiaries) meets the definition of an "investment company" under Section 3(a)(1)(A) of the Investment Company Act. In your response, please address, in detail, each of the factors outlined in *Tonapah Mining Company of Nevada*, 26 SEC 426 (1947) and provide legal and factual support for your analysis of each such factor.

- Please provide a comprehensive, detailed legal analysis regarding whether the Company and each of its subsidiaries meets the definition of an "investment company" under Section 3(a)(1)(C) of the Investment Company Act. Please include in your analysis all relevant calculations under Section 3(a)(1)(C) as of the most recent fiscal quarter enter, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations.

- Notwithstanding the foregoing, the Company's disclosure on page 45 of the registration statement suggests that the Company relies on Section 3(c)(5)(C) of the Investment Company Act of 1940. The Commission analyzes whether an issuer may rely on Section 3(c)(5)(C) of the Investment Company Act of 1940 by considering the proportion of such issuer's assets that are invested, or that are proposed to be invested, in "qualifying interests," "real estate-type interests," and "miscellaneous investments" (generally referred to as the 55%/45% test or the 55%/25%/20% test). *See* Companies Engaged in the Business of Acquiring Mortgages and Mortgage-Related Instruments, Investment Company Act Release No. 29778 (August 31, 2011). Accordingly, as part of your analysis and consistent with this framework, please explain how the Company intends to treat each category of assets that it holds, or proposes to hold, as "qualifying interests," "real estate-type interests," or "miscellaneous investments." Please provide comprehensive, detailed support for the Company's position on a category-by-category basis, including citations to any relevant Commission statements, or other applicable precedent.

  We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

  We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Real Estate & Construction

cc: Alison Pear